PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated May 30, 2007)	Registration Statement No. 333-108215
$250,000,000
Kansas City Power & Light Company
5.85% Notes due 2017

     We will pay interest on the notes on June 15 and December 15 of each year, beginning December 15, 2007. The notes will mature on June 15, 2017. We may redeem the notes at any time in whole or from time to time in part at the price specified in this prospectus supplement.
     The notes will be our senior unsecured obligations and will rank equally with our other existing and future senior unsecured indebtedness. The notes will not be listed on any securities exchange.
     Investing in the notes involves risks that are described in the sections entitled “Risk Factors” beginning on page S-5 of this prospectus supplement and page 1 of the accompanying prospectus.

	Per Note	Total
Public offering price (1)	99.832%	$249,580,000
Underwriting discount	0.650%	$1,625,000
Proceeds, before expenses, to KCP&L	99.182%	$247,955,000

(1)	Plus accrued interest from June 4, 2007, if settlement occurs after that date.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 4, 2007.

Joint Book-Running Managers

Banc of America Securities LLC	Wachovia Securities

Senior Co-Manager
BNP PARIBAS

Co-Managers

BNY Capital Markets, Inc.
KeyBanc Capital Markets
Lazard Capital Markets
Scotia Capital
The date of this prospectus supplement is May 30, 2007.

Prospectus Supplement
Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT
     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes. The second part is the accompanying prospectus dated May 30, 2007, which we refer to as the “accompanying prospectus.” The accompanying prospectus contains a description of the notes and gives more general information, some of which may not apply to the notes.
     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.
     Before you invest in the notes, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and accompanying prospectus. The incorporated documents are described under “Where You Can Find More Information.”
     As described in more detail below under “Where You Can Find More Information,” we and our parent company, Great Plains Energy Incorporated, separately file combined annual, quarterly and current reports. However, only the information related to KCP&L and its consolidated subsidiaries is incorporated by reference in this prospectus supplement and the accompanying prospectus. You should not rely on any information relating solely to Great Plains Energy Incorporated or its subsidiaries (other than the information provided separately by KCP&L or the subsidiaries of KCP&L) in determining whether to invest in the notes. The notes are not guaranteed by Great Plains Energy Incorporated or any of its or our subsidiaries. None of those entities has any obligation to make any capital contribution or to advance funds to us for the purpose of paying the principal of, or premium, if any, and interest on the notes or any other amount that may be required to be paid under the indenture or the notes, preventing or curing an event of default under the terms of the indenture, complying with any other obligation under the indenture or the notes or otherwise.
     Unless the context otherwise requires or as otherwise indicated, when we refer to “Kansas City Power & Light,” “KCP&L,” the “Company,” “we,” “us” or “our” in this prospectus supplement or when we otherwise refer to ourselves in this prospectus supplement, we mean Kansas City Power & Light Company and not any of its subsidiaries.

ii

PROSPECTUS SUPPLEMENT SUMMARY
Our Company
     Kansas City Power & Light Company is an integrated, regulated electric utility, headquartered in Kansas City, Missouri, that engages in the generation, transmission, distribution and sale of electricity. As of December 31, 2006, we served over 505,000 customers located in all or portions of 24 counties in western Missouri and eastern Kansas. Our customers included approximately 446,000 residences, over 57,000 commercial firms, and approximately 2,200 industrials, municipalities, and other electric utilities as of December 31, 2006. Our retail revenues averaged approximately 81% of our total operating revenues over the last three calendar years. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of utility revenues. We are significantly impacted by seasonality, with approximately one-third of our retail revenues recorded in the third quarter.
     Our principal executive offices are located at 1201 Walnut Street, Kansas City, Missouri 64106-2124 and our telephone number is (816) 556-2200.
Pending Great Plains Energy Incorporated Merger with Aquila, Inc.
     On February 6, 2007, our parent company, Great Plains Energy Incorporated (Great Plains Energy) entered into agreements with Aquila, Inc. (Aquila) and Black Hills Corporation (Black Hills) for two separate, but related transactions. Aquila is an integrated electric and natural gas utility headquartered in Kansas City, Missouri, with regulated electric utility operations in Missouri and Colorado; regulated gas utility operations in Colorado, Iowa, Kansas and Nebraska; and merchant energy services largely comprising a contractual entitlement to the energy produced by the 340-megawatt Crossroads gas-fired generating facility in Mississippi. Under the agreements:
•	Great Plains Energy will acquire all of the outstanding shares of Aquila and its Missouri-based electric utility operations and its merchant energy services for $1.80 in cash plus 0.0856 of a share of Great Plains Energy’s common stock for each share of Aquila common stock pursuant to an agreement and plan of merger (Merger Agreement) among Great Plains Energy, Aquila and Black Hills; and

•	immediately prior to Great Plains Energy’s acquisition of Aquila, Black Hills will acquire the assets and associated liabilities of Aquila’s Colorado electric utility operations and its Colorado, Iowa, Kansas and Nebraska gas utility operations for $940 million in cash, subject to adjustment, pursuant to an asset purchase agreement (Asset Purchase Agreement) among Great Plains Energy, Aquila and Black Hills.
     After applying a portion of the cash proceeds from the sale to Black Hills under the Asset Purchase Agreement, Great Plains Energy expects that Aquila will have approximately $1 billion of net consolidated debt following completion of the transactions, which will become part of Great Plains Energy’s consolidated debt. As a result of the transactions, Aquila will become a wholly-owned subsidiary of Great Plains Energy. A simplified organizational chart of the Great Plains Energy consolidated group (assuming completion of the Aquila transaction) follows:

     The transactions contemplated by the agreements are subject to various conditions. Great Plains Energy’s acquisition of Aquila pursuant to the Merger Agreement is conditioned on the closing of the Asset Purchase Agreement and is subject to the approval of both its and Aquila’s shareholders; regulatory approvals from the Missouri Public Service Commission (MPSC), the Kansas Corporation Commission (KCC) and the Federal Energy Regulatory Commission (FERC); antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act (HSR Act); and customary closing conditions. Black Hills’ purchase of the Aquila assets under the Asset Purchase Agreement is conditioned on the closing of the Merger Agreement and is subject to regulatory approvals from the MPSC, the KCC, the Colorado Public Utilities Commission, the Nebraska Public Service Commission, the Iowa Utilities Board, and FERC; antitrust review under the HSR Act; and customary closing conditions. On April 4, 2007, Aquila, KCP&L and Great Plains Energy filed applications with the MPSC and KCC seeking regulatory approval of the merger. In addition, on April 4, 2007, Aquila and Black Hills filed applications with the Colorado Public Utilities Commission, the KCC, the Nebraska Public Service Commission and the Iowa Utilities Board seeking approval of the sale of assets to Black Hills. None of these required regulatory approvals has been obtained as of the date of this prospectus supplement. On May 8, 2007, Great Plains Energy filed with the Securities and Exchange Commission a registration statement, including a joint proxy statement/prospectus with Aquila, in connection with the Great Plains Energy and Aquila special shareholder meetings expected to occur in the third quarter of 2007. Aquila, Black Hills, KCP&L and Great Plains Energy filed an application with FERC on May 25, 2007 for approval of the merger and the sale of Colorado electric assets to Black Hills, among other things. Aquila and Great Plains Energy expect to file the required notification under the HSR Act during the second quarter of 2007. The transactions are expected to close in the first quarter of 2008.
     The MPSC and KCC applications filed by Aquila, KCP&L and Great Plains Energy requested authorization to amortize acquisition costs plus transition-related costs, excluding non-incremental labor costs, over a five-year period beginning January 1, 2008, or the month immediately following consummation of the merger, whichever occurs later. These MPSC and KCC applications proposed to regulators that synergy savings resulting from the transaction be shared between retail electric customers and Great Plains Energy shareholders for a period of five years. Additionally, the MPSC application requested approval for the use of the additional amortization mechanism for Aquila’s Missouri-based utilities, as implemented in KCP&L’s 2006 rate case, once Aquila achieves financial metrics necessary to support an investment-grade credit rating. We cannot assure you that any such regulatory treatment will be realized.
     We currently expect that most of the Aquila employees remaining after the sale to Black Hills will become employees of KCP&L. Our employees will operate and manage both our properties and Aquila’s properties, and we will charge Aquila for the cost of these services. We also expect that procurement of goods and services for both KCP&L and Aquila will be done by KCP&L, with the cost of goods and services used by Aquila being billed to Aquila. These expected arrangements may pose risks to us, including possible claims by Aquila or third parties arising from actions of our employees in operating Aquila’s properties and providing other services to Aquila. Our claims for reimbursement for goods and services provided to Aquila will be unsecured and rank equally with other unsecured obligations of Aquila. Our ability to be reimbursed for the costs we incur for the benefit of Aquila depends on the financial ability of Aquila to make such payments. Although we expect to be able to benefit to some degree from synergies that Great Plains Energy expects to realize on a consolidated basis following completion of the merger, we cannot assure you that any such synergies will be realized.
     On February 7, 2007, Standard & Poor’s Ratings Services placed our securities on CreditWatch with Negative implications and lowered our commercial paper rating to A-3 from A-2, citing the proposed transactions with Aquila. On that date, Moody’s Investors Service, Inc. reaffirmed our ratings and outlook.

The Offering
     The following summary contains basic information about the notes. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the sections of this prospectus supplement and the accompanying prospectus entitled “Description of the Notes.”

Issuer	Kansas City Power & Light Company

Notes Offered	$250,000,000 aggregate principal amount of 5.85% Notes due 2017.

Maturity	June 15, 2017.

Interest	The notes will bear interest from June 4, 2007 at the rate of 5.85% per year.

Interest Payment Dates	June 15 and December 15 of each year, beginning December 15, 2007.

Ranking	The notes will be our senior unsecured obligations. They will rank equal in right of payment with our existing and future senior unsecured obligations and will be senior in right of payment to any existing and future subordinated indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness, including our general mortgage bonds, to the extent of the collateral securing that indebtedness and to all existing and future liabilities, including trade payables, of our subsidiaries. As of March 31, 2007, we had outstanding $159.3 million of secured indebtedness.

Optional Redemption	We may redeem the notes at any time in whole or from time to time in part at the “make-whole premium” indicated under the section entitled “Description of the Notes—Optional Redemption” in this prospectus supplement.

Further Issuances	We may create and issue further notes ranking equally and ratably with and having the same terms as the notes offered by this prospectus supplement. Any additional notes will, together with the notes offered by this prospectus supplement, constitute a single series of notes under the indenture.

Use of Proceeds	We expect to use the net proceeds of this offering to repay an intercompany loan from Great Plains Energy, the proceeds of which were used to pay at maturity $225 million aggregate principal amount of our outstanding indebtedness and to repay a portion of our outstanding commercial paper. See “Use of Proceeds” in this prospectus supplement.

Risk Factors	See “Risk Factors” beginning on page S-5 of this prospectus supplement and page 1 of the accompanying prospectus for important information regarding us and an investment in the notes.

Summary Consolidated Financial Data
     The following summary financial data for the years ended December 31, 2004 through December 31, 2006 have been derived from our audited consolidated financial statements and related notes, incorporated by reference in the accompanying prospectus and herein. The following summary consolidated financial data for the three months ended March 31, 2007 and March 31, 2006 have been derived from our unaudited financial statements and related notes, incorporated by reference in the accompanying prospectus and herein. The information set forth below is qualified in its entirety by reference to, and therefore, should be read together with, management’s discussion and analysis of financial condition and results of operations, the financial statements and related notes and other financial information incorporated by reference herein.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	($ in thousands)
Income Statement Data:
Operating revenues	$255,652	$240,390	$1,140,357	$1,130,905	$1,091,635
Operating expenses	242,535	208,683	869,348	881,453	821,816

Operating income	$13,117	$31,707	$271,009	$249,452	$269,819

Net income	$1,998	$13,012	$149,321	$143,645	$145,028

Cash Flow Data:
Cash flows from operating activities	$41,379	$54,284	$299,235	$365,486	$316,259
Cash flows from investing activities	(74,554)	(76,395)	(470,062)	(327,793)	(163,539)
Cash flows from financing activities	33,710	21,868	169,654	(86,351)	(127,621)

Other Financial Data:
Depreciation and amortization	$43,011	$37,000	$152,714	$146,610	$145,246
Amortization of:
Nuclear fuel	4,161	3,890	14,392	13,374	14,159
Other	1,690	1,650	6,617	7,681	7,719
Utility capital expenditures	67,627	73,899	475,931	332,055	190,548
     The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

Three Months
Ended March 31,	Year Ended December 31,
2007	2006	2005	2004	2003	2002
(a)	4.11x	3.87x	3.37x	3.68x	2.87x

(a)	A $2.9 million deficiency in earnings caused the ratio of earnings to fixed charges for the three months ended March 31, 2007 to be less than 1.0. See management’s discussion and analysis of financial condition and results of operations included in KCP&L’s quarterly report on Form 10-Q for the three months ended March 31, 2007 for additional information on factors that contributed to such deficiency in earnings.
     For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of income before deducting net provisions for income taxes, adjustment for minority interest in subsidiaries and fixed charges; and (ii) fixed charges consist of interest on debt, amortization of debt discount, premium and expense, and the estimated interest component of lease payments and rentals.

RISK FACTORS
     An investment in the notes is subject to various risks. These risks should be considered carefully with the information provided elsewhere and incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the notes. In addition, please read the information included or incorporated by reference under “Risk Factors” and “Cautionary Statements Regarding Certain Forward-Looking Information” in the accompanying prospectus for a description of additional uncertainties associated with our business, results of operations and financial condition and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.
Risks Relating to the Notes
Indebtedness—Our indebtedness could adversely affect our ability to fulfill our obligations under the notes and operate our business.
     Our indebtedness and debt service obligations are significant. For the three months ended March 31, 2007, our actual interest expense was $18.2 million. Our actual ratio of earnings to fixed charges was less than 1.0 for the three months ended March 31, 2007 due to a deficiency in earnings of $2.9 million. As of March 31, 2007, our total long-term debt, including current maturities was $753 million, excluding unused commitments and contractual obligations and other commitments, and our total shareholder’s equity was $1.4 billion. Adjusted for this offering, as of March 31, 2007, our total debt would have been approximately $1 billion and our total shareholder’s equity would have been unchanged. We may incur additional short and long-term debt from time to time to finance our Comprehensive Energy Plan, other construction requirements, pension benefit plan funding requirements, dividends to our parent company, working capital, capital expenditures or other general corporate purposes, subject to the restrictions contained in the credit agreement that governs our senior unsecured revolving credit facility and in any other agreements under which we incur indebtedness. The indenture governing the notes will not restrict our ability to incur additional debt or to guarantee debt of our affiliates.
     Our debt could have important consequences to holders of the notes, including the following:
•	we are required to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund our Comprehensive Energy Plan and Collaboration Agreement, other construction requirements, pension benefit plan funding requirements, dividends to our parent company, working capital, capital expenditures and other general corporate requirements;

•	if prevailing interest rates increase, our interest expense could increase because a substantial portion of our debt and any borrowings under our senior unsecured revolving credit facility will bear interest at floating rates;

•	our leverage increases our vulnerability to economic downturns, and adverse competitive and industry conditions could place us at a competitive disadvantage compared to those of our competitors that are less leveraged; and

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies.
Unsecured Obligations—Because the notes are not secured and are effectively subordinated to the rights of secured creditors, the notes will be subject to the prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the notes.
     The notes are senior unsecured obligations, ranking equally with other senior unsecured indebtedness. The indenture governing the notes does not restrict us or our subsidiaries from incurring additional secured or unsecured debt or from entering into sale and leaseback transactions. If we incur any secured debt, our assets and those of our subsidiaries will be subject to prior claims by our and their respective secured creditors. In the event of our bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in any remaining assets ratably with all of our unsecured and unsubordinated creditors, including trade creditors. If we incur any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to holders of the notes. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the notes then outstanding would remain unpaid.
No Guarantees—Our parent company is not guaranteeing the notes and you should not rely upon information relating to our parent company in determining whether to invest in the notes.
     As described in more detail below under “Where You Can Find More Information”, we and our parent company, Great Plains Energy, separately file combined annual, quarterly and current reports. However, only the information related to KCP&L and its consolidated subsidiaries is incorporated by reference in this prospectus. You should not rely on any information relating solely to Great Plains Energy or its subsidiaries (other than KCP&L and its subsidiaries) in determining whether to invest in the notes. The notes are not guaranteed by Great Plains Energy or any of its or our subsidiaries. None of those entities has any obligation to make any capital contribution or distribution to us for the purpose of paying the principal of, or premium, if any, and interest on the notes or any other amount that may be required to be paid under the indenture or the notes, preventing or curing an event of default under the terms of the indenture, complying with any other obligation under the indenture or the notes or otherwise.
No Prior Market for the Notes—There is no prior market for the notes, and if a market develops, it may not be liquid.
     We do not intend to list the notes on any national securities exchange or to seek their quotation on any automated dealer quotation system. We cannot assure holders of the notes that any liquid market for the notes will ever develop or be maintained. The underwriters have advised us that they currently intend to make a market in the notes following the offering. However, the underwriters have no obligation to make a market in the notes and they may stop at any time. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, holders’ ability to sell their notes or the price at which holders will be able to sell their notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:
•	the time remaining to the maturity of the notes;

•	the outstanding amount of the notes;

•	the terms related to optional redemption of the notes; and

•	the level, direction and volatility of market interest rates generally.
Rating of the Notes—Ratings of the notes may change after issuance and affect the market price and marketability of the notes.
     We currently expect that, upon issuance, the notes will be rated by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time or that such ratings will not be decreased, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. KCP&L’s credit ratings could decrease as a result of events directly affecting Great Plains

Energy and its subsidiaries (other than KCP&L), even though Great Plains Energy is not guaranteeing the notes and is not generally obligated to provide credit support to us. For example, on February 7, 2007, Standard & Poor’s Ratings Service placed our securities on CreditWatch with Negative implications and lowered our commercial paper rating to A-3 from A-2, citing Great Plains Energy’s proposed transactions with Aquila. The rating agencies indicated that the ratings of Great Plains Energy and KCP&L could be negatively affected if:
•	there is a substantial increase in leverage to fund additional capital expenditure requirements under KCP&L’s Comprehensive Energy Plan or Collaboration Agreement or a lack of regulatory support for, or significant delay in, recovery of additional capital expenses incurred by KCP&L;

•	favorable regulatory approvals are not obtained;

•	problems arise relating to the integration of Aquila;

•	net debt assumed in the Aquila transaction is greater than expected;

•	Strategic Energy’s financial performance is weaker than projected; or

•	there is further deterioration of credit metrics, including if ratios of cash flow from operations (before changes in working capital) to debt and interest fall below specified thresholds.
Many of the foregoing factors are not within our control. Holders of notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any decrease, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the notes.

USE OF PROCEEDS
     We estimate the net proceeds to us from the sale of the notes will be approximately $248 million, after deducting the underwriters’ discounts and other expenses of the offering payable by us. We expect to use the net proceeds of this offering (1) to repay an intercompany loan from Great Plains Energy currently bearing interest at 8.25%, the proceeds of which were used to pay at maturity $225 million aggregate principal amount of our outstanding 6.00% Senior Notes due 2007, and (2) to repay a portion of our outstanding commercial paper bearing interest at a weighted average interest rate of 5.52% as of March 31, 2007.
CAPITALIZATION AND SHORT-TERM DEBT
     The following table sets forth our consolidated capitalization as of March 31, 2007, and as adjusted to give effect to the issuance and sale of the notes and the use of the proceeds from this offering as set forth under “Use of Proceeds” above. This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

	March 31, 2007
	Actual	As Adjusted
	($ in millions)
Short-term debt (includes current maturities)	$595.5	$348.0

Long-term debt:
General Mortgage Bonds
7.95% Medium-Term Notes due 2007	$0.5	$0.5
3.75%* EIRR bonds due 2012 - 2035	158.8	158.8
Senior Notes
6.50% due 2011	150.0	150.0
6.05% due 2035	250.0	250.0
Notes offered hereby	—	250.0
Unamortized discount	(1.6)	(2.0)
EIRR bonds
4.75% Series A & B due 2015	105.6	105.6
4.75% Series D due 2017	39.7	39.7
4.65% Series 2005 due 2035	50.0	50.0

Total debt	753.0	1,002.6
Less current maturities	(145.8)	(145.8)

Total long-term debt	$607.2	$856.8

Shareholder’s equity:
Common stock (1,000 shares authorized without par value; 1 share issued, stated value)	$1,021.7	$1,021.7
Retained earnings	322.6	322.6
Accumulated other comprehensive income	7.0	7.0

Total shareholder’s equity	$1,351.3	$1,351.3

Total capitalization and short-term debt	$2,554.0	$2,556.1

*	Weighted-average interest rates at March 31, 2007.

DESCRIPTION OF THE NOTES
     The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the notes set forth in the accompanying prospectus, to which description reference is hereby made. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the accompanying prospectus or in the indenture referred to therein.
General
     The notes constitute a single series of debt securities to be issued pursuant to a senior indenture, dated as of May 1, 2007, between the Company and The Bank of New York Trust Company, N.A., as Trustee. The notes will initially be limited to $250,000,000 aggregate principal amount and will mature on June 15, 2017.
     The notes will bear interest at the rate per year set forth on the cover page of this prospectus supplement from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2007, to the persons in whose names the notes are registered at the close of business on the immediately preceding June 1 and December 1, respectively, whether or not such day is a Business Day.
     The notes will (i) be our unsecured obligations and will rank equally with our existing and future senior unsecured indebtedness, (ii) be effectively subordinated (with respect to underlying collateral) to secured indebtedness of the Company, and (iii) be structurally subordinated to all indebtedness of the Company’s subsidiaries.
     The notes will be issued only in registered form in minimum denominations of $1,000 and in integral multiples of $1,000.
     We may create and issue further notes ranking equally and ratably with the notes offered by this prospectus supplement, including notes having the same series designation and terms (except for the initial public offering price and the issue date) as the notes offered hereby, without the approval of the holders of the notes offered hereby. We may not, however, issue additional notes of the same series as the notes offered by this prospectus supplement without delivering an opinion of counsel to the trustee confirming that holders of the outstanding notes offered by this prospectus supplement will be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such additional notes of the same series were not issued. In such case, such additional notes will, together with the notes offered by this prospectus supplement, constitute a single series of notes under the indenture.
Optional Redemption
     The notes will be redeemable at any time in whole or from time to time in part, at our option, each at a “make-whole premium” redemption price calculated by us equal to the greater of:
•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points, plus, in each case, accrued interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.
     “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.
     “Comparable Treasury Price” means, with respect to any redemption date,
•	the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

•	if the Quotation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or

•	if only one Reference Treasury Dealer Quotation is received, such quotation.
     “Quotation Agent” means the Reference Treasury Dealer appointed by us.
     “Reference Treasury Dealer” means
•	Banc of America Securities LLC (or its affiliate that is a primary U.S. government securities dealer (“Primary Treasury Dealer”)) and one other Primary Treasury Dealer selected by Wachovia Capital Markets, LLC, or their respective successors; provided, however, that if either of the foregoing shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer, and

•	two other Primary Treasury Dealers that we select.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.
     “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. If less than all of the notes are to be redeemed, the particular notes or portions of such notes to be redeemed will be selected by The Depository Trust Company in such manner as it shall determine.
     Notwithstanding the foregoing, any notice of redemption at our option may state that such redemption will be conditional upon receipt by the trustee on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest on, such notes and that if such money has not been so received, such notice will be of no force and effect and we will not be required to redeem such notes.
No Guarantees
     The notes are not guaranteed by our parent company, Great Plains Energy, or any of its or our subsidiaries. None of those entities has any obligation to make any capital contribution or distributions to KCP&L for the purpose of paying the principal of, or premium, if any, and interest on the notes or any other amount that may be required to be paid under the indenture or the notes, preventing or curing an event of default under the terms of the indenture, complying with any other obligation under the indenture or the notes or otherwise.

Book-Entry System
     Upon issuance, the notes will be represented by one or more global securities deposited with, or on behalf of the depositary. The global securities representing the notes will be registered in the name of the depositary or its nominee. Except under the circumstances described in the accompanying prospectus under “Book-Entry System,” the notes will not be issuable in definitive form. So long as the notes are represented by one or more global securities, the depositary or its nominee will be considered the sole owner or holder of such notes for all purposes under the indenture, and the beneficial owners of such notes will be entitled only to those rights and benefits afforded to them in accordance with the depositary’s regular operating procedures. The depositary has confirmed to the Company, the underwriters and the Trustee that it intends to follow such procedures with respect to the notes. A further description of the depositary’s procedures with respect to global securities is set forth in the accompanying prospectus under “Book-Entry System.”

UNDERWRITING
     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Banc of America Securities LLC and Wachovia Capital Markets, LLC are acting as representatives, have severally agreed to purchase from us, and we have agreed to sell, the principal amount of notes listed opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement:

Principal Amount
Underwriter	of Notes
Banc of America Securities LLC	$71,250,000
Wachovia Capital Markets, LLC	71,250,000
BNP Paribas Securities Corp.	37,500,000
BNY Capital Markets, Inc.	17,500,000
KeyBanc Capital Markets Inc.	17,500,000
Lazard Capital Markets LLC	17,500,000
Scotia Capital (USA) Inc.	17,500,000

Total	$250,000,000

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.
     We have been advised by the representatives that the underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.400% of the principal amount of the notes. The underwriters may allow, and such dealers may re-allow, a concession not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.
     We estimate that our share of the total expenses of this offering, excluding the underwriting discount, will be approximately $0.5 million.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.
     The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.
     In connection with the offering of the notes, the representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the representatives may overallot in connection with the offering, creating a short position. In addition, the representatives may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.
     Affiliates of certain of the underwriters are lenders under revolving credit agreements entered into separately with Great Plains Energy and KCP&L in May 2006. In connection with each of these arrangements,

Banc of America Securities LLC acted as joint-lead arranger; Bank of America, N.A. acted as a lender and administrative agent; Wachovia Bank, N.A. and BNP Paribas each acted as a lender and co-documentation agent; and Bank of New York, Keybank National Association and the Bank of Nova Scotia each acted as a lender. The underwriters and their affiliates have provided and in the future may continue to provide investment banking, commercial banking and other financial services, including the provision of credit facilities, to us and our affiliates in the ordinary course of business for which they have received and will receive customary compensation.
     Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee. The Bank of Tokyo-Mitsubishi UFJ, Ltd., an affiliate of MUS(USA), has entered into a receivable securitization facility with a wholly-owned subsidiary of the Company, and is also a lender under the revolving credit agreements referenced in the preceding paragraph.

PROSPECTUS
KANSAS CITY POWER & LIGHT COMPANY
Notes

     Kansas City Power & Light Company, or the Company, may offer and sell, from time to time, notes in one or more offerings. We may offer the notes simultaneously or at different times, in one or more separate series, in amounts, at prices and on terms to be determined at or prior to the time or times of sale.
     This prospectus provides you with a general description of these notes. We will provide specific information about the offering and the terms of these notes in one or more supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer and sell our notes unless accompanied by a prospectus supplement. You should read this prospectus and the related supplements before you invest in these notes.
     Our principal executive offices are located at 1201 Walnut Street, Kansas City, Missouri 64106-2124 and our telephone number is (816) 556-2200.
     Investing in these notes involves risks. You should carefully consider the information referred to under the heading “Risk Factors” beginning on page 1 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We may offer and sell these notes through one or more underwriters or agents. We will set forth in the related prospectus supplement the name of the underwriters or agents, the discount or commission received by them from us as compensation, our other expenses for the offering and sale of these notes, and the net proceeds we receive from the sale. See “Plan of Distribution.”

The date of this prospectus is May 30, 2007.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. By using this process, we may, from time to time, sell the notes described in this prospectus in one or more offerings.
     This prospectus provides you with a general description of the notes we may offer. Each time we sell notes, we will provide you with a supplement to this prospectus that will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. Before you invest in our notes, you should carefully read the registration statement (including the exhibits) of which this prospectus forms a part, this prospectus, the applicable prospectus supplement and the documents incorporated by reference into this prospectus. The incorporated documents are described under “Where You Can Find More Information.”
     You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information and neither we nor the underwriters of any offering of notes will authorize anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.
     As described in more detail below under “Where You Can Find More Information”, we and Great Plains Energy Incorporated, our parent company, separately file combined annual, quarterly and current reports. However, we are incorporating by reference into this prospectus only the information related to KCP&L and its consolidated subsidiaries. You should not rely on any information relating solely to Great Plains Energy Incorporated or its subsidiaries (other than the information provided separately by KCP&L or the subsidiaries of KCP&L) in determining whether to invest in any notes offered hereby.
     Unless the context otherwise requires or as otherwise indicated, when we refer to “Kansas City Power & Light,” “KCP&L,” the “Company,” “we,” “us” or “our” in this prospectus or when we otherwise refer to ourselves in this prospectus, we mean Kansas City Power & Light Company and not any of its subsidiaries.

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CAUTIONARY STATEMENTS REGARDING
CERTAIN FORWARD-LOOKING INFORMATION
     This prospectus and the documents incorporated or deemed incorporated by reference as described under the heading “Where You Can Find More Information” contain forward-looking statements that are not based on historical facts. In some cases, you can identify forward-looking statements by use of the words “may,” “should,” “expect,” “plan,” “anticipate,” “estimate,” “predict,” “potential,” or “continue.” Forward-looking statements include, but are not limited to, statements regarding projected delivery volumes and margins, the outcome of regulatory proceedings, cost estimates for our Comprehensive Energy Plan and other matters affecting future operations. These forward-looking statements are based on assumptions, expectations, and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties, including those described or referred to under the heading “Risk Factors” in this prospectus, in any prospectus supplement, and in our other SEC filings. These risks and uncertainties could cause actual results, developments and business decisions to differ materially from those contemplated or implied by forward-looking statements. Consequently, you should recognize these statements for what they are and we caution you not to rely upon them as facts. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. We disclaim any duty to update the forward-looking statements, which apply only as of the date of this prospectus. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by these forward-looking statements include the following:
•	future economic conditions in the regional, national and international markets, including but not limited to regional and national wholesale electricity markets

•	market perception of the energy industry and the Company

•	changes in business strategy, operations or development plans

•	effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry

•	decisions of regulators regarding rates the Company can charge for electricity

•	adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality

•	financial market conditions and performance including, but not limited to, changes in interest rates and in availability and cost of capital and the effects on pension plan assets and costs

•	credit ratings

•	inflation rates

•	effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments

•	impact of terrorist acts

•	increased competition including, but not limited to, retail choice in the electric utility industry and the entry of new competitors

•	ability to carry out marketing and sales plans

•	weather conditions including weather-related damage

•	cost, availability, quality and deliverability of fuel

•	ability to achieve generation planning goals and the occurrence and duration of unplanned generation outages

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•	delays in the anticipated in-service dates and cost increases of additional generating capacity

•	nuclear operations

•	workforce risks including compensation and benefits costs

•	other risks and uncertainties
This list of factors is not all-inclusive because it is not possible to predict all factors. You should also carefully consider the information referred to under the heading “Risk Factors” in this prospectus, any prospectus supplement, and in our other SEC filings.

iii

KANSAS CITY POWER & LIGHT COMPANY
     Kansas City Power & Light Company is an integrated, regulated electric utility, headquartered in Kansas City, Missouri, that engages in the generation, transmission, distribution and sale of electricity. As of December 31, 2006, we served over 505,000 customers located in all or portions of 24 counties in western Missouri and eastern Kansas. Our customers included approximately 446,000 residences, over 57,000 commercial firms, and approximately 2,200 industrials, municipalities, and other electric utilities as of December 31, 2006. Our retail revenues averaged approximately 81% of our total operating revenues over the last three fiscal years. Wholesale firm power, bulk power sales and miscellaneous electric revenues accounted for the remainder of utility revenues. We are significantly impacted by seasonality, with approximately one-third of our retail revenues recorded in the third quarter.
RISK FACTORS
     Investing in our notes involves risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. You should carefully consider the information under the heading “Risk Factors” in:
•	any prospectus supplement relating to any notes we are offering;

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference into this prospectus;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2007, which is incorporated by reference into this prospectus; and

•	documents we file with the SEC after the date of this prospectus and which are deemed incorporated by reference into this prospectus.
USE OF PROCEEDS
     Unless we inform you otherwise in a supplement to this prospectus, we anticipate using any net proceeds received by us from the issuance of any of the offered notes for general corporate purposes, including, among others:
•	repayment of debt, including intercompany loans from our parent, Great Plains Energy Incorporated;

•	repurchase, retirement or refinancing of other securities;

•	funding of construction expenditures; and

•	acquisitions.
     Pending such uses, we may also invest the proceeds in certificates of deposit, United States government securities or certain other interest-bearing securities. If we decide to use the net proceeds from a particular offering of notes for a specific purpose, we will describe that in the related prospectus supplement.

DESCRIPTION OF THE NOTES
     General. The notes will represent unsecured obligations of the Company. We will issue the notes in one or more series under a senior indenture with The Bank of New York Trust Company, N.A., as trustee. The form of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The indenture is qualified under the Trust Indenture Act of 1939. The following summaries of certain provisions of the indenture and the notes do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the indenture, including the definition of certain terms, and the notes. You should carefully read the summary below and the provisions of the indenture that may be important to you before investing. Copies of the indenture will be available at the offices of the trustee at 2 North LaSalle Street, Suite 1020, Chicago, Illinois 60602.
     We may authorize the issuance and provide for the terms of a series of notes as described in the indenture. There will be no requirement under the indenture that our future issuances of notes be issued exclusively under the indenture. We will be free to employ other indentures or documentation containing provisions different from those included in the indenture or applicable to one or more issuances of notes in connection with future issuances of other notes. The indenture will provide that the notes will be issued in one or more series, may be issued at various times, may have differing maturity dates, may bear interest at differing rates and may have other differing terms and conditions, as described below. We need not issue all notes of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the notes of that series for issuances of additional notes. One or more series of the notes may be issued with the same or various maturities at par, above par or at a discount. Notes bearing no interest or interest at a rate which, at the time of issuance, is below the market rate (“Original Issue Discount Securities”) will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the prospectus supplement relating thereto. Unless otherwise described in the applicable prospectus supplement, the indenture described above will not limit the aggregate amount of debt, including secured debt, we or our subsidiaries may incur. There is no limitation of the amount of debt we may issue under the indenture. The indenture will also permit us to merge or consolidate or to transfer or lease our assets, subject to certain conditions (see “Consolidation, Merger and Sale” below).
     Ranking. The notes will be our direct unsecured general obligations and will rank equally with all of our other unsecured and unsubordinated debt. As of March 31, 2007, our aggregate outstanding debt that would have ranked equally with the notes was approximately $593.7 million.
     Unless otherwise provided in a prospectus supplement, the notes will effectively rank junior to our first mortgage bonds (“General Mortgage Bonds”) which were issued under the General Mortgage Indenture and Deed of Trust, dated as of December 1,1986, between us and United Missouri Bank of Kansas City, N.A., as supplemented (“Mortgage Indenture”). The Mortgage Indenture constitutes a first mortgage lien upon substantially all of our fixed property and franchises. At March 31, 2007, there was approximately $159.3 million aggregate principal amount of General Mortgage Bonds outstanding. We have agreed with the issuer of certain bond insurance policies to not issue additional General Mortgage Bonds if, after giving effect to such additional General Mortgage Bonds, the proportion of secured debt to total indebtedness exceeded 75%. Additionally, if the long term rating for such General Mortgage Bonds by Standard & Poor’s or Moody’s Investors Service would be at or below A- or A3, respectively, such agreements would prohibit us from issuing additional General Mortgage Bonds if, after giving effect to such additional General Mortgage Bonds, the proportion of secured debt to total indebtedness exceeded 50%. At March 31, 2007, the proportion of secured debt to total indebtedness was approximately 21%.
     Provisions of a Particular Series. The prospectus supplement applicable to each issuance of notes will specify, among other things:
•	the title and any limitation on aggregate principal amount of the notes;

•	the original issue date of the notes;

•	the date or dates on which the principal of any of the notes is payable;

•	the fixed or variable interest rate or rates, or method of calculation of such rate or rates, for the notes, and the date from which interest will accrue;

•	the terms, if any, regarding the optional or mandatory redemption of any notes, including the redemption date or dates, if any, and the price or prices applicable to such redemption;

•	whether the notes are to be issued in whole or in part in the form of one of more global securities and, if so, the identity of the Depositary for such global security or global securities;

•	the denominations in which such notes will be issuable;

•	the maximum annual interest rate, if any, of the notes;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which any notes may be repaid, in whole or in part, at the option of the holder thereof;

•	the place or places where the principal of, and premium, if any, and interest, if any, on the notes shall be payable;

•	any addition, deletion or modification to the events of default applicable to that series of notes and the covenants for the benefit of the holders of that series;

•	the terms, if any, pursuant to which notes may be converted into or exchanged for shares of our capital stock or other securities;

•	our obligation, if any, to redeem, purchase, or repay the notes, including, but not limited to, pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which the notes shall be redeemed, purchased, or repaid pursuant to such obligation;

•	any remarketing features of the notes;

•	any collateral, security, assurance, or guarantee for the note;

•	if other than the principal amount thereof, the portion of the principal amount of the notes payable upon declaration of acceleration of the maturity of the notes;

•	the securities exchange(s), if any, on which the notes will be listed;

•	any interest deferral or extension provisions;

•	the terms of any warrants we may issue to purchase notes;

•	the right, if any, for us to extend the interest payment periods of the notes, including the maximum duration of any extension and additional interest payable upon exercise of such right; and

•	any other terms of the notes not inconsistent with the provisions of the indenture.

     Registration, Transfer and Exchange. Unless otherwise indicated in the applicable prospectus supplement, each series of notes will initially be issued in the form of one or more global securities, in registered form, without coupons, as described under “Book-Entry System.” The global securities will be registered in the name of a depository, or its nominee, and deposited with, or on behalf of, the depository. Except in the circumstances described under “Book-Entry System,” owners of beneficial interests in a global security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of any notes and will not be considered the registered holders thereof under the indenture.
     Notes of any series will be exchangeable for other notes of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Subject to the terms of the indenture and the limitations applicable to global securities, notes may be presented for exchange or registration of transfer — duly endorsed or accompanied by a duly executed instrument of transfer — at the office of any transfer agent we may designate for such purpose, without service charge but upon payment of any taxes and other governmental charges, and upon satisfaction of such other reasonable requirements as are described in the indenture.
     Unless otherwise indicated in the applicable prospectus supplement, the transfer agent will be the trustee under the indenture. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.
     Payment and Paying Agents. Principal of and interest and premium, if any, on notes issued in the form of global securities will be paid in the manner described under “Book-Entry System.”
     Unless otherwise indicated in the applicable prospectus supplement, the principal of and any premium and interest on notes of a particular series in the form of certificated securities will be payable at the office of the trustee or at the authorized office of any paying agent or paying agents upon presentation and surrender of such notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the notes of a particular series. Unless otherwise indicated in the applicable prospectus supplement, interest on the notes of a particular series, other than interest at maturity, that are in the form of certificated securities will be paid by check payable in clearinghouse funds mailed to the person entitled thereto at such person’s address as it appears on the register for such notes maintained by the trustee. All monies we pay to the trustee or a paying agent for the payment of the principal of, and premium or interest, if any, on, any note which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us, and the holder of such note thereafter may look only to us for payment thereof. However, any such payment shall be subject to escheat pursuant to state abandoned property laws.
     Redemption. Any terms for the optional or mandatory redemption of the notes will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, notes will be redeemable by us only upon notice by mail not less than 30 nor more than 60 days prior to the date fixed for redemption, and, if less than all the notes of a series are to be redeemed, the particular notes to be redeemed will be selected by such method as shall be provided for any particular series, or in the absence of any such provision, by the trustee in such manner as it shall deem fair and appropriate.
     Any notice of redemption at our option may state that such redemption will be conditional upon receipt by the trustee or the paying agent or agents, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest on, such notes and that if such money has not been so received, such notice will be of no force and effect and we will not be required to redeem such notes.

     Consolidation, Merger and Sale or Disposition of Assets. We may not, without the consent of the holders of any notes, consolidate with or merge into any other corporation or sell, transfer, lease or otherwise dispose of our properties as or substantially as an entirety to any person, unless:
•	the successor or transferee corporation or the person which receives such properties pursuant to such sale, transfer, lease or other disposition is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;

•	the successor or transferee corporation or the person which receives such properties pursuant to such sale, transfer, lease or other disposition assumes by supplemental indenture, in a form reasonably satisfactory to the trustee, the due and punctual payment of the principal of and premium and interest, if any, on all the notes outstanding under the indenture and the performance of every covenant of the indenture to be performed or observed by us;

•	we have delivered to the trustees for such notes an officer’s certificate and an opinion of counsel, each stating that the transaction complies with the indenture and the applicable conditions precedent; and

•	immediately after giving effect to the transaction, no Event of Default (see “Events of Default”) or event that, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing.
     Upon any such consolidation, merger, sale, transfer, lease or other disposition of our properties as or substantially as an entirety, the successor corporation formed by such consolidation or into which we are merged or the person to which such sale, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor corporation or person had been named as us therein, and we will be released from all obligations under the indenture.
     Modification. Without the consent of any holder of notes, the trustee for such notes and we may enter into one or more supplemental indentures for any of the following purposes:
•	to supply omissions, cure any ambiguity or inconsistency or correct defects, which actions, in each case, are not prejudicial to the interests of the holders of notes of any series in any material respect;

•	to change or eliminate any provision of the indenture, provided that any such change or elimination will become effective with respect to such series only when there is no note of such series outstanding created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision, or such change or elimination is applicable only to notes of such series issued after the effective date of such change or elimination;

•	to establish the form or terms of notes of any series as permitted by the indenture;

•	to evidence the succession of another corporation to us, and the assumption of our covenants in the indenture and the notes by any permitted successor;

•	to grant to or confer upon the trustee for any notes for the benefit of the holders of such notes, any additional rights, remedies, powers or authority;

•	to permit the trustee for any notes to comply with any duties imposed upon it by law;

•	to specify further the duties and responsibilities of, and to define further the relationship among, the trustee for any notes, any authenticating agent and any paying agent, and to evidence the succession of a successor trustee as permitted under the indenture;

•	to add to our covenants for the benefit of the holders of all or any series of outstanding notes, to add to the security of all notes, to surrender any right or power conferred upon us by the indenture or to add any additional events of default with respect to all or any series of outstanding notes; and

•	to make any other change that is not prejudicial to the holders of any notes.
     Except as provided above, the consent of the holders of a majority in aggregate principal amount of the notes of all series then outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of, the indenture pursuant to one or more supplemental indentures or of modifying or waiving in any manner the rights of the holders of the notes; provided, however, that if less than all of the series of notes outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding applicable notes of all series so directly affected, considered as one class, will be required.
     Notwithstanding the foregoing, no such amendment or modification may, without the consent of each holder of outstanding notes affected thereby:
•	change the maturity date of the principal of any note;

•	reduce the rate of interest or change the method of calculating such rate, or extend the time of payment of interest, on any note;

•	reduce the principal amount of, or premium payable on, any note;

•	change the coin or currency of any payment of principal of, or any premium or interest on any note;

•	change the date on which any note may be redeemed or adversely affect the rights of a holder to institute suit for the enforcement of any payment of principal of or any premium or interest on any note; or

•	modify the foregoing requirements or reduce the percentage of outstanding notes necessary to modify or amend the indenture or to waive any past default.
     A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more series of notes, or which modifies the rights of the holders of notes of such series with respect to such covenant or provision, will be deemed not to affect the rights under the indenture of the holders of the notes of any other series.
     Events of Default. Unless specifically deleted in a supplemental indenture or Board resolution under which a series of notes is issued, or modified in any such supplemental indenture, each of the following will constitute an event of default under the indenture with respect to notes of any series:
•	failure to pay interest on the notes of such series within 30 days after the same becomes due and payable;

•	failure to pay principal of or premium, if any, on any note of such series, as the case may be, within one day after the same becomes due and payable;

•	failure to perform or breach of any of our other covenants or warranties in the indenture (other than a covenant or warranty solely for the benefit of one or more series of notes other than such series) for 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 33% in aggregate principal amount of the outstanding applicable notes of such series;

•	certain events of bankruptcy, insolvency, reorganization, assignment or receivership; or

•	any other event of default specified in the applicable prospectus supplement with respect to notes of a particular series.
No event of default with respect to the notes of a particular series necessarily constitutes an event of default with respect to the notes of any other series issued under the indenture.
     If an event of default with respect to any series of notes occurs and is continuing, then either the trustee for such series or the holders of a majority in aggregate principal amount of the outstanding notes of such series, by notice in writing, may declare the principal amount of and interest on all of the notes of such series to be due and payable immediately; provided, however, that if an event of default occurs and is continuing with respect to more than one series of notes under the indenture, the trustee for such series or the holders of a majority in aggregate principal amount of the outstanding notes of all such series, considered as one class, may make such declaration of acceleration and not the holders of the notes of any one of such series.
     At any time after an acceleration with respect to the notes of any series has been declared, but before a judgment or decree for the payment of the money due has been obtained, the event or events of default giving rise to such acceleration will be waived, and the acceleration will be rescinded and annulled, if
•	we pay or deposit with the trustee for such series a sum sufficient to pay all matured installments of interest on all notes of such series, the principal of and premium, if any, on the notes of such series which have become due otherwise than by acceleration and interest thereon at the rate or rates specified in such notes, interest upon overdue installments of interest at the rate or rates specified in such notes, to the extent that payment of such interest is lawful, and all amounts due to the trustee for such series under the indenture; and

•	any other event or events of default with respect to the notes of such series, other than the nonpayment of the principal of and accrued interest on the notes of such series which has become due solely by such acceleration, have been cured or waived as provided in the indenture.
However, no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or impair any related right.
     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee generally will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable security or indemnity satisfactory to it. Subject to such provisions for the indemnification of the trustee and certain other limitations contained in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the notes of that series; provided, however, that if an event of default occurs and is continuing with respect to more than one series of notes, the holders of a majority in aggregate principal amount of the outstanding notes of all those series, considered as one class, will have the right to make such direction, and not the holders of the notes of any one series. Any direction provided by the holders shall not be in conflict with any rule of law or with the indenture and will not involve the trustee in personal liability in circumstances where reasonable indemnity would not, in the trustee’s sole discretion, be adequate and the trustee may take any other action it deems proper that is not inconsistent with such direction.
     The holders of a majority in aggregate principal amount of the outstanding notes of any series may waive any past default under the indenture on behalf of all holders of notes of that series with respect to the notes of that series, except a default in the payment of principal of or any premium or interest on such notes. No holder of notes of any series may institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless such holder has previously given to the trustee for such series written notice of a continuing event of default with respect to the notes of such series, the holders of a majority in aggregate principal amount of the outstanding notes of all series in respect of which an event of default has occurred and is continuing, considered as one class, have made written request to the trustee for such series to institute such proceeding and have offered reasonable indemnity, and the trustee for such series has failed to institute such proceeding within 60 days after such notice, request and offer. Furthermore, no holder of notes of any series will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other holders of those notes.
     Notwithstanding the foregoing, each holder of notes of any series has the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest on such notes when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of that holder of notes.
     The trustee, within 90 days after it receives notice of the occurrence of a default with respect to the notes of any series, is required to give the holders of the notes of that series notice of such default, unless cured or waived, but, except in the case of default in the payment of principal of, or premium, if any, or interest on, the notes of that series, the trustee may withhold such notice if it determines in good faith that it is in the interest of such holders to do so. We will be required to deliver to the trustees for the notes each year a certificate as to whether or not, to the knowledge of the officers signing such certificate, we are in compliance with all conditions and covenants under the indenture, determined without regard to any period of grace or requirement of notice under the indenture.
     Defeasance and Discharge. Unless the applicable prospectus supplement states otherwise, we may elect either:
1.	to defease and be discharged from any and all obligations in respect of the notes of any series then outstanding under the indenture (except for certain obligations to register the transfer or exchange of the notes of such series, replace stolen, lost or mutilated notes, maintain paying agencies and hold monies for payment in trust); or

2.	to be released from the obligations of the indenture with respect to the notes of any series under any covenants applicable to the notes of such series which are subject to covenant defeasance as described in the indenture, supplemental indenture or other instrument establishing such series.
     In the case of either (1) or (2), the following conditions must be met:
•	we will be required to deposit, in trust, with the trustee money or U.S. government obligations, which through the payment of interest on those obligations and principal of those obligations in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay all the principal of, premium, if any, and interest on the notes of such series on the dates payments are due (which may include one or more redemption dates designated by us),

•	no event of default or event which with the giving of notice or lapse of time, or both, would become an event of default under the indenture must have occurred and be continuing on the date of the deposit, and 91 days must have passed after the deposit has been made and, during that period, certain events of default must not have occurred and be continuing as of the end of that period,

•	the deposit must not cause the trustee to have any conflicting interest with respect to our other securities,

•	we must have delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes (and, in the case of paragraph (1) above, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law) as a result of the deposit or defeasance and will be subject to federal income tax in the same amounts, in the same manner and at the same times as if the deposit and defeasance had not occurred, and

•	we must have delivered an officer’s certificate to the trustee as provided in the indenture.
     We may exercise our defeasance option under paragraph (1) with respect to notes of any series notwithstanding our prior exercise of our covenant defeasance option under paragraph (2). If we exercise our defeasance option for notes of any series, payment of the notes of such series may not be accelerated because of a subsequent event of default. If we exercise our covenant defeasance option for notes of any series, payment of the notes of such series may not be accelerated by reference to a subsequent breach of any of the covenants noted under clause (2) in the preceding paragraph. In the event we fail to comply with our remaining obligations with respect to the notes of any series under the indenture after exercising our covenant defeasance option and the notes of such series are declared due and payable because of the subsequent occurrence of any event of default, the amount of money and U.S. government obligations on deposit with the trustee may be insufficient to pay amounts due on the notes of such series at the time of the acceleration resulting from that event of default. However, we will remain liable for those payments.
     Resignation or Removal of Trustee. The trustee may resign at any time upon written notice to us specifying the day upon which the resignation is to take effect and such resignation will take effect immediately upon the later of the appointment of a successor trustee and such specified day. The trustee may be removed at any time with respect to notes of any series by an instrument or concurrent instruments in writing filed with the trustee and signed by the holders, or their attorneys-in-fact, of a majority in aggregate principal amount of that series of notes then outstanding. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the trustee upon notice to the holder of each note outstanding and the trustee, and appoint a successor trustee.
     Concerning the Trustee. As of March 31, 2007, the trustee and its affiliates were the trustee for $753 million of our secured and unsecured debt under thirteen separate indentures, including Environmental Improvement Revenue Refunding debt issued by certain governmental entities. In addition, an affiliate of the trustee is one of the lenders under credit agreements with us and our parent under which an aggregate of $1 billion may be borrowed. An affiliate of the trustee is also a depository for funds and performs other services for, and transacts other banking business with our affiliates and us in the normal course and may do so in the future. The Indenture provides that our obligations to compensate the trustee and reimburse the trustee for expenses, disbursements and advances will be secured by a lien prior to that of the notes upon the property and funds held or collected by the trustee as such, except funds held in trust for the benefit of the holders of particular notes.
     Governing Law. The indenture and the related notes will be governed by New York law.

BOOK-ENTRY SYSTEM
     Unless otherwise indicated in the applicable prospectus supplement, each series of notes will initially be issued in the form of one or more global securities, in registered form, without coupons. The global security will be deposited with, or on behalf of, the depository, and registered in the name of the depository or a nominee of the depository. Unless otherwise indicated in the applicable prospectus supplement, the depository for any global securities will be The Depository Trust Company, or DTC.
     DTC will act as depository for the global securities. The global securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered global security certificate will be issued for each issue of the global securities, each in the aggregate principal amount of such issue, and will be deposited with DTC.
     The following descriptions of operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within DTC’s control and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge you to contact DTC or its participants directly to discuss these matters. DTC has advised us as follows:
•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•	DTC holds and provides asset servicing for securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates.

•	Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by a number of direct participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, each also a subsidiary of DTCC, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which are referred to as indirect participants and, together with the direct participants, the participants. The underwriters, dealers or agents of any of the securities may be direct participants of DTC.

•	DTC has Standard & Poor’s highest rating: AAA. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.
     Purchases of global securities under the DTC system must be made by or through direct participants, which will receive a credit for such purchases of global securities on DTC’s records. The ownership interest of each actual purchaser of each global security, or the beneficial owner, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.
     To facilitate subsequent transfers, all global securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of global securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities; DTC’s records reflect only the identity of the direct participants to whose accounts such global securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.
     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of global securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the global securities, such as redemptions, tenders, defaults, and proposed amendments to the security documents. For example, beneficial owners of global securities may wish to ascertain that the nominee holding the global securities for their benefit has agreed to obtain and transmit notices to beneficial owners; in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.
     If the global securities are redeemable, redemption notices shall be sent to DTC. If less than all of the global securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.
     Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants whose accounts the global securities are credited on the record date, identified in a listing attached to the omnibus proxy.
     Principal, interest and premium payments, if any, on the global securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the payable date in accordance with the respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, on any of the aforementioned securities represented by global securities to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the trustee and us. Disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of the participants.
     DTC may discontinue providing its services as securities depository with respect to the global securities at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificates representing the securities are required to be printed and delivered.
     The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources, including DTC, that we believe to be reliable, but we take no responsibility for the accuracy thereof.
     None of the trustee, any successor trustee, us or any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PLAN OF DISTRIBUTION
     We may sell the notes in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The prospectus supplement with respect to each series of notes will set forth the terms of the offering of such notes, including the name or names of any underwriters or agents, the purchase price of such notes, and the proceeds to us from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such notes may be listed.
     If underwriters participate in the sale, such notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.
     Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase any series of notes being offered will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of notes, if any are purchased.
     Underwriters and agents may be entitled under agreements entered into with us to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business.
     Each series of notes will be a new issue of securities and will have no established trading market. Any underwriters to whom notes are sold for public offering and sale may make a market in such notes, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The notes may or may not be listed on a national securities exchange.
LEGAL MATTERS
     Unless otherwise specified in the applicable prospectus supplement, legal matters with respect to the notes offered under this prospectus will be passed upon for us by Mark English, General Counsel and Assistant Corporate Secretary of our parent, Great Plains Energy Incorporated, and Sidley Austin LLP, Chicago, Illinois, and for the underwriters, dealers, purchasers or agents by Davis Polk & Wardwell, Menlo Park, California. At May 1, 2007, Mr. English owned beneficially 6,317 shares of our common stock, including restricted stock, and 6,479 performance shares, which may be paid in shares of common stock at a later date based on the performance of our parent.
EXPERTS
     The consolidated financial statements, the related financial statement schedules and management’s report on the effectiveness of internal control over financial reporting of Kansas City Power & Light Company and its subsidiaries, incorporated by reference in this prospectus from the Annual Report on Form 10-K of Kansas City Power & Light Company, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding the adoption of new accounting standards SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, FASB Staff Position (FSP) No. AUG-AIR1, Accounting for Planned Major Maintenance Activities, and FIN 47, Accounting for Conditional Asset Retirement Obligations, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports and other information with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval system and these filings are publicly available through the SEC’s website (http://www.sec.gov). You may read and copy such material at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
     The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be included in and an important part of this prospectus and should be read with the same care. Information that we file later with the SEC that is incorporated by reference into this prospectus will automatically update and supersede this information. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the SEC) until the offering of the notes described in this prospectus is completed:
•	Our Annual Report on Form 10-K for the year ended December 31, 2006

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007

•	Our Current Reports on Form 8-K dated:
•	February 1, 2007 and filed with the SEC on February 2, 2007;

•	March 1, 2007 and filed with the SEC on March 1, 2007;

•	March 1, 2007 and filed with the SEC on March 2, 2007;

•	March 2, 2007 and filed with the SEC on March 2, 2007;

•	March 15, 2007 and filed with the SEC on March 20, 2007;

•	March 19, 2007 and filed with the SEC on March 20, 2007; and

•	April 30, 2007 and filed with the SEC on May 4, 2007.
     We and our parent company, Great Plains Energy Incorporated, separately filed the combined Annual Report on Form 10-K, the Quarterly Report on Form 10-Q and the Current Reports on Form 8-K listed above. However, the information contained in those combined reports relating solely to our parent and its subsidiaries (other than KCP&L and its consolidated subsidiaries), including Strategic Energy, was separately filed by Great Plains Energy Incorporated on its behalf, and the information contained in those combined reports relating solely to KCP&L and its consolidated subsidiaries was separately filed by us. We do not intend to incorporate by reference into this prospectus the information relating to Great Plains Energy Incorporated and its subsidiaries (other than KCP&L and its consolidated subsidiaries), and we make no representation as to the information relating to Great Plains Energy Incorporated and its subsidiaries (other than KCP&L and its consolidated subsidiaries) contained in such combined reports. The only information you should rely upon in determining whether to invest in the notes offered hereby is the information of KCP&L and its consolidated subsidiaries contained in this prospectus, the information separately provided by KCP&L and its consolidated subsidiaries in the documents incorporated by reference herein and any free writing prospectus used in connection with the offering of notes described in this prospectus.

     Our website is www.kcpl.com. Information contained on our website is not incorporated herein. We make available, free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, we make available on or through our website all other reports, notifications and certifications filed electronically with the SEC. You may obtain a free copy of our filings with the SEC by writing or telephoning us at the following address: Kansas City Power & Light Company, 1201 Walnut Street, Kansas City, Missouri 64106-2124 (Telephone No.: 816-556-2200), Attention: Corporate Secretary, or by contacting us on our website.

$250,000,000
Kansas City Power & Light Company
5.85% Notes due 2017

PROSPECTUS SUPPLEMENT
May 30, 2007

Joint Book-Running Managers
Banc of America Securities LLC
Wachovia Securities

Senior Co-Manager
BNP PARIBAS

Co-Managers
BNY Capital Markets, Inc.
KeyBanc Capital Markets
Lazard Capital Markets
Scotia Capital